                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                  (Rule 13d-1)


                                  iiGROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  449-629-10-4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Mark Swartz
           7000 W. Palmetto Park Road, Suite 501, Boca Raton, FL 33433
                                 (561) 620-9202
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2000
-------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           KMS Family Partnership
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS                                           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   1,000,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   1,000,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          PN
_____________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Mark Swartz
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS                                           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   1,000,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   1,000,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          PN
_____________________________________________________________________________

Item 1.           Security and Issuer.

                  This statement relates to the shares of common stock, par value $.01, of iiGroup, Inc., a Delaware corporation ( the "Issuer") having its principal business and the address of its principal office at 7000 West Palmetto Park Road, Suite 501, Boca Raton, Florida 33433.

Item 2.           Identity and Background.

                  a. KMS Family Partnership (the "Partnership") is a family limited partnership of which Mark Swartz is the sole general partner.

                  b. The address of the Partnership and of Mr. Swartz is 5001 Egret Point Circle, Boca Raton, Florida 33431.

                  c. Mr. Swartz's present principal occupation is Executive Vice President and Chief Financial Officer of Tyco International Ltd, The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke, NH 08, Bermuda.

                  d. During the past five years, neither the Partnership nor Mr. Swartz has been convicted in a criminal proceeding and they are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

                  e. During the past five years, neither the Partnership nor Mr. Swartz has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  f.   Mr. Swartz is an American citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Partnership paid for the shares of common stock of the Issuer from its own personal funds.

Item 4.           Purpose of Transaction.

                  The Partnership acquired common stock in the Issuer for investment purposes.

Item 5.           Interest in Securities of the Issuer.


                  a. The Partnership was the beneficial owner of 1,000,000 shares, or 9.3%, of the Issuer's common stock as of October 20, 2000. The Partnership consists of Mark Swartz's family.

                  b. Mr. Swartz has the sole power to vote, or to direct the vote of, the shares of common stock held by the Partnership. Mr. Swartz has the power to dispose, or direct the disposition of, all of the shares owned by the Partnership of record or beneficially. Both the Partnership and Mr. Swartz disclaim beneficial ownership of any other shares of the Issuer's common stock held by any other person.

                  c. The Partnership acquired 700,000 of the Issuer's common stock, $.01 par value, on February 10, 2000, and 300,000 of the Issuer's common stock, $.01 par value, on July 27, 2000.

                  d.   None.

                  e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I each certify that the information set forth in this statement is true, complete and correct.

                                                December 18, 2000
                                                ------------------------------
                                                         (Date)

                                                /s/ Mark Swartz
                                                ------------------------------
                                                Mark Swartz, general partner of
                                                KMS Family Partnership

                                                /s/ Mark Swartz
                                                ------------------------------
                                                Mark Swartz